UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

Of the Securities Exchange Act of 1934

(Amendment No. _____)

HARVEY ELECTRONICS, INC.

(Name of Subject Company (issuer))

MODERN TECHNOLOGY GROUP, INC.

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK

(Title of Class of Securities)

417660107

(CUSIP Number of Class of Securities)

Anthony K. Welch

Chairman of the Board

Modern Technology Corp

1420 North Lamar Blvd.

Oxford, MS 38655

(662) 236-5928 (Phone)

(662) 236-7663 (Fax)

www.moderntechnologycorp.com

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee
Transaction Valuation[1]	Amount of filing fee[2]
$1,968,315.80	$210.61

(1)	Estimated for purposes of calculating the amount of the filing fee only. Calculated based on the purchase of the maximum number of Harvey common shares subject to the offer (which is 1,789,378) at a price of $1.10 per Harvey common share.
(2)	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)2(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: __________

Form or Registration No.: __________

Filing Party: __________

Date Filed: __________

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender off.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1

[ ] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filling is a final amendment reporting the results of the tender offer. [ ]

TENDER OFFER

TERMS

Modern Technology Corp, intends to offer to purchase 51% of the outstanding shares of common stock of Harvey Electronics, Inc. (NASDAQ: HRVE) for $1.10, upon the terms and subject to the conditions set forth below. The following are some of the questions stockholders may have and answers to those questions.

Who is offering to buy my securities?

Our name is Modern Technology Corp. We are a Nevada corporation formed in 1982 . We are a diversified technology development and acquisition company, builds revenues through continuous growth, strategic acquisitions, and commercialization of nascent technology. MOTG improves operating efficiencies through the elimination of cost redundancies and realized synergy between subsidiaries. MOTG also commercializes new technology and provides to its subsidiaries new product lines, operations infrastructure, and significant intellectual capital. The company's mission is to build shareholder value through a model of continuous growth. Web Address: http://www.moderntechnologycorp.com http://www.moderntechnologycorp.com.

What securities are you offering to purchase?

We are offering to purchase 51% of the outstanding common stock of Harvey Electronics, Inc. We refer to one share of Harvey Electronics, Inc. common stock as a "share" or "Share". No shares will be purchased if less than 51% are Tendered. No shares will be purchased beyond the first 51% tendered.

How much are you offering to pay for my securities and what is the form of payment?

We are offering to pay you $1.15 per share in cash and stock without brokerage fees, commissions or, except in certain circumstances, transfer taxes. The offer consists of $0.80 per share paid in cash upon expiration of this Offer, and $0.35 in Convertible Warrants per share payable at the expiration of this Offer.

The Warrant holder shall have the right to exchange his Warrant, at any time, for Common Stock in Modern Technology Corp and the Warrant holder will be guaranteed a number of shares of Modern Technology Common worth no less than $0.35 at the time of Conversion. If the Market Price of Modern Technology Corp is above $0.35, the Warrant holder shall be entitled to one share of Modern Technology Corp Common Stock. The Warrant holder is under no obligation to sell the Common Stock he receives under exercising his Conversion privilege. Modern Technology Corp believes this provide the Warrant holder the ability to participate in the anticipated growth of Modern Technology Corp while at the same time, providing the ability to redeem his warrant for marketable securities at a guaranteed minimum.

Do you have the financial resources to pay for the shares?

We will need approximately $1,500,000 to fund the initial cash portion of the offer for all shares and to pay related fees and expenses. As of April 3rd, 2006, we have secured a commitment from our investors to provide $1,500,000 in cash to support this Offer. The equity portion of the Offer will be issued to all stockholders of Harveys Electronics who have tendered their shares. This equity distribution will be authorized and affected pursuant to a Board Resolution of the Board of Directors of Modern Technology Corp upon completion of the Tender Offer process.

Is Modern technology's financial condition relevant to my decision to tender in the offer?

Because the form of payment consists of cash and securities with guaranteed minimums, and is not conditioned upon any financing arrangements other than from our investors, we do not think our financial condition is material to your decision whether to tender in the offer. However, you may view our most recent quarterly and annual financial information by visiting our filings with the U.S. Securities and Exchange Commission at www.sec.gov.

What does the Board of Directors of Harveys Electronics, Inc. think of the offer?

Harveys Electronics Inc.'s Board of Directors has not approved this Offer or otherwise commented on it as of the date of this Offer to Purchase. Within 10 business days after the date of a formal Offer to Purchase is received by Harvey Electronics, Inc., that the Company is required by law to publish, send or give to you (and file with the Securities and Exchange Commission) a statement as to whether it recommends acceptance or rejection of the offer, that it has no opinion with respect to the offer or that it is unable to take a position with respect to the offer.

How long do I have to decide whether to tender in the offer and how does the offer expire?

You have until the expiration date of the offer to tender. The offer currently is scheduled to expire at 12:00 midnight, New York City time, on Monday, May 1 2006. We do not intend to extend the expiration date of the offer at the present time. If the offer is extended, we will issue a press release announcing the extension at or before 9:00 A.M. New York City time on the next business day after the date the offer was scheduled to expire.

We may elect to provide a "subsequent offering period" for the offer. A subsequent offering period, if one is included, will be an additional period of time beginning after we have purchased shares tendered during the offer, during which stockholders may tender, but not withdraw, their shares and receive the offer consideration. We do not currently intend to include a subsequent offering period, although we reserve the right to do so.

The Offer will expire upon the first 51% of the common stock of Harveys Electronics being Tendered.

The Offer will expire in the event the Board of Directors of Harveys Electronics and Modern Technology Corp enter into a Definitive Agreement whereby Harvey Electronics and Modern Technology Corp agree, in substantive part, to a plan of acquisition or sale of assets resulting in Modern Technology Corp being the majority or sole owner of the common stock or assets of Harveys Electronics. Stockholders would receive a Proxy to cast their vote on the proposed transaction subsequent to a Definitive Agreement.

What are the most significant conditions to the offer?

The offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the expiration of the offer a number of shares represents at least a majority of the total number of shares outstanding on a fully diluted basis.

How will I be notified if the offer is extended?

If we decide to extend the offer, we will inform American Stock Transfer & Trust Company, the depositary for the offer, of that fact and will make a public announcement of the extension, no later than 9:00 A.M., New York City time, on the next business day after the date the offer was scheduled to expire.

How do I tender my shares?

To tender shares, you must deliver the certificates representing your shares, together with a completed Letter of Transmittal and any other required documents, to Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016, Tel: (908) 497-2300 not later than the time the offer expires. If your shares are held in street name by your broker, dealer, bank, trust company or other nominee, such nominee can tender your shares through The Depository Trust Company. If you cannot deliver everything required to make a valid tender to the transfer agent before the expiration of the offer, you may have a limited amount of additional time by having a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP), guarantee, pursuant to a Notice of Guaranteed Delivery, that the missing items will be received by the depositary within three Nasdaq National Market trading days. However, the depositary must receive the missing items within that three trading day period.

Until what time can I withdraw tendered shares?

You can withdraw tendered shares at any time until the offer has expired, and, if we have not by May 7, 2006, agreed to accept your shares for payment, you can withdraw them at any time after such time until we accept shares for payment. You may not, however, withdraw shares tendered during a subsequent offering period, if one is included.

How do I withdraw tendered shares?

To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to Registrar and Transfer Company while you have the right to withdraw the shares.

When and how will I be paid for my tendered shares?

Subject to the terms and conditions of the offer, we will pay for all validly tendered and not withdrawn shares promptly after the later of the date of expiration of the offer and the satisfaction or any waiver of the conditions to the offer relating to governmental or regulatory approvals. We do, however, reserve the right, in our sole discretion and subject to applicable law, to delay payment for shares until satisfaction of all conditions to the offer relating to governmental or regulatory approvals.

If a majority of the shares are tendered and accepted for payment, will Harveys Electronics, Inc. continue as a public company?

Harveys Electronics, Inc. will continue to be publicly owned. However, if we purchase all the tendered shares, there may be so few remaining stockholders and publicly held shares that the shares will no longer be eligible to be traded on a securities exchange, there may not be a public trading market for the shares, and Harvey's Electronics, Inc. may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with the SEC rules relating to publicly held companies. In either case, Harveys Electronics will continue its operations as a majority owned subsidiary of Modern Technology Corp.

If I decide not to tender, how will the offer affect my shares?

At the present time we are not offering to purchase any shares beyond 51% of the common stock of Harveys Electronics. We may make such an offer in the future. The remaining 49% of the Common Stock, the number of stockholders and the number of shares that are still in the hands of the public may be so small that there will no longer be an active or liquid public trading market (or, possibly, any public trading market) for shares held by stockholders other than Modern Technology Corp., which may affect prices at which shares trade. Also, as described above, Harveys Electronics, Inc. may cease making filings with the Securities and Exchange Commission or being required to comply with the SEC rules relating to publicly held companies.

What is the market value of my shares as of a recent date?

On March 31 2006, the last full trading day before the announcement of our intention to commence the offer, the last reported sales price of Harveys Electronics, Inc. common stock reported on the Nasdaq National Market was $0.65 per share. Please obtain a recent quotation for your shares prior to deciding whether or not to tender.

What are the federal income tax consequences of participating in the offer?

In general, your sale of shares pursuant to the offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. You should consult your tax advisor about the tax consequences to you of participating in the offer in light of your particular circumstances.

Who can I talk to if I have questions about the offer?

You can call Modern Technology Corp at 1.662.236.5928.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Anthony K. Welch

Anthony K. Welch

Chairman of the Board

Modern Technology Group, Inc.

Dated: April 5, 2006